Exhibit 99.98

EXECUTION COPY

ENERGY FUELS INC.

and

CIBC MELLON TRUST COMPANY

WARRANT INDENTURE

Providing for the Issue of
Common Share Purchase Warrants

Dated as of June 13, 2013

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Number and Gender	6
1.3	Interpretation Not Affected by Headings, Etc.	6
1.4	Day Not a Business Day	6
1.5	Governing Law	6
1.6	Attornment	6
1.7	Currency	7
1.8	Meaning of “Outstanding”	7
1.9	Severability	7
1.10	Accounting Principles	7
1.11	Statutory References	7

ARTICLE 2 ISSUE OF WARRANTS		7
2.1	Issue of Warrants	7
2.2	Form and Terms of Warrants	8
2.3	Issue of Global Certificates	9
2.4	Issue in Substitution for Lost Warrant Certificates	12
2.5	Warrantholder Not a Shareholder	13
2.6	Warrants to Rank Pari Passu	13
2.7	Signing of Warrant Certificates	13
2.8	Certification by the Warrant Agent	13
2.9	Copy of Indenture	14

ARTICLE 3 EXCHANGE AND OWNERSHIP OF WARRANTS; NOTICES		14
3.1	Exchange of Warrant Certificates	14
3.2	Transfer of Warrants	14
3.3	Registration of Warrants	15
3.4	Recognition of Registered Holder	15
3.5	Evidence of Ownership	16
3.6	Notices	16
3.7	Prohibition on Transfer to U.S. Persons	17

ARTICLE 4 EXERCISE OF WARRANTS		19
4.1	Method of Exercise of Warrants	19
4.2	Effect of Exercise of Warrants	20
4.3	Subscription for Less than Entitlement	21
4.4	No Fractional Common Shares	21
4.5	Expiration of Warrant Certificates	22
4.6	Cancellation of Surrendered Warrants	22
4.7	Accounting and Recording	22
4.8	Prohibition on Exercise by U.S. Persons	22

ARTICLE 5 ADJUSTMENT OF SUBSCRIPTION RIGHTS AND EXERCISE PRICE		24
5.1	Definitions	24

i

5.2	Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise	24
5.3	Rules Regarding Calculation of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise	28
5.4	Postponement of Subscription	30
5.5	Notice of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise	31

ARTICLE 6 PURCHASES BY THE CORPORATION		32
6.1	Optional Purchases by the Corporation	32

ARTICLE 7 COVENANTS OF THE CORPORATION		32
7.1	Covenants of the Corporation	32
7.2	Warrant Agent’s Remuneration and Expenses	33
7.3	Performance of Covenants by Warrant Agent	33

ARTICLE 8 ENFORCEMENT		34
8.1	Suits by Warrantholders	34
8.2	Immunity of Shareholders, Etc.	35
8.3	Limitation of Liability	36

ARTICLE 9 MEETINGS OF WARRANTHOLDERS		36
9.1	Right to Convene Meetings	36
9.2	Notice	36
9.3	Chairman	36
9.4	Quorum	37
9.5	Power to Adjourn	37
9.6	Show of Hands	37
9.7	Poll and Voting	37
9.8	Regulations	38
9.9	Corporation, Warrant Agent and Warrantholders May Be Represented	39
9.10	Powers Exercisable by Extraordinary Resolution	39
9.11	Meaning of Extraordinary Resolution	40
9.12	Powers Cumulative	41
9.13	Minutes	41
9.14	Instruments In Writing	41
9.15	Binding Effect of Resolutions	41
9.16	Holdings by Corporation Disregarded	41

ARTICLE 10 SUPPLEMENTAL INDENTURES		42
10.1	Provision for Supplemental Indentures for Certain Purposes	42
10.2	Successor Corporations	43

ARTICLE 11 CONCERNING THE WARRANT AGENT		43
11.1	Rights and Duties of Warrant Agent	43
11.2	Evidence, Experts and Advisers	44
11.3	Monies Held by Warrant Agent	45

ii

11.4	Action by Warrant Agent to Protect Interest	45
11.5	Warrant Agent Not Required to Give Security	45
11.6	Protection of Warrant Agent	45
11.7	Replacement of Warrant Agent; Successor by Merger	46
11.8	Conflict of Interest	47
11.9	Warrant Agent Not to be Appointed Receiver	47
11.10	Payments by Warrant Agent	48
11.11	Unclaimed Interest or Distribution - Retention of Benefits by Warrant Agent	48
11.12	Deposit of Securities	48
11.13	Act, Error, Omission Etc	48
11.14	Indemnification	48
11.15	Notice	49
11.16	Reliance by the Warrant Agent	49
11.17	Anti-Money Laundering and Anti-Terrorist Legislation	49
11.18	Privacy Laws	49
11.19	Third Party Interests	50
11.20	Authority to Carry on Business	50

ARTICLE 12 ACCEPTANCE OF TRUSTS BY WARRANT AGENT		50
12.1	Acceptance	50

ARTICLE 13 GENERAL		50
13.1	Notice to the Corporation and the Warrant Agent	50
13.2	Time of the Essence	51
13.3	Counterparts and Formal Date	51
13.4	Satisfaction and Discharge of Indenture	52
13.5	Provisions of Indenture and Warrant Certificates for the Sole Benefit of Parties and
	Warrantholders	52
13.6	Force Majeure	52
13.7	Common Shares or Warrants Owned by the Corporation or its Subsidiaries -
	Certificates to be Provided	52

SCHEDULE “A” FORM OF WARRANT CERTIFICATE		A-1

SCHEDULE “B” SUBSCRIPTION FORM		B-1

SCHEDULE “C” TRANSFER FORM		C-1

iii

THIS WARRANT INDENTURE made as of June 13, 2013

BETWEEN:

ENERGY FUELS INC., a corporation existing under the laws of Ontario and having its registered office in the City of Toronto, in the Province of Ontario

(hereinafter called the “Corporation”)

- and -

CIBC MELLON TRUST COMPANY, a trust company continued under the laws of Canada and registered to carry on business in the Province of Ontario

(hereinafter called the “Warrant Agent”)

WHEREAS the Corporation proposes to issue up to 23,690,396 common share purchase warrants (“Warrants”) each whole Warrant entitling the registered holder thereof to purchase one Common Share (as defined herein) (subject to adjustment as herein provided) at the price and upon the terms and conditions herein set forth;

AND WHEREAS for such purpose the Corporation deems it necessary to create and issue Warrants constituted and issued in the manner hereinafter appearing;

AND WHEREAS for such purpose, the Corporation is duly authorized to create and issue the Warrants constituted and issued in the manner hereinafter provided;

AND WHEREAS all things necessary have been done and performed to make the Warrants (and if issued, the Warrant Certificates when certified by the Warrant Agent and issued as provided for in this Indenture) legal, valid and binding upon the Corporation with the benefits of and subject to the terms of this Indenture;

AND WHEREAS the Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who from time to time become holders of Warrants issued pursuant to this Indenture;

AND WHEREAS the foregoing statements of fact and recitals are made by the Corporation and not the Warrant Agent.

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Indenture, unless there is something in the subject matter or context inconsistent therewith, the terms defined in this Section or elsewhere herein shall have the respective meanings specified in this Section or elsewhere herein:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended;

(b)	“Affiliate” has the meaning ascribed thereto in the OBCA;

(c)	“Beneficial Owner” means, in respect of a Warrant, a person who owns the beneficial interest in the Warrant;

(d)	“BEO System” means the book-based securities transfer system administered by CDS in accordance with its operating rules and procedures in force from time to time;

(e)	“Book-Based System” means the book-entry registration system maintained by the Depository;

(f)	“Business Day” means a day which is not Saturday or Sunday or a statutory holiday in the City of Toronto or a day on which the office of the Warrant Agent in the City of Toronto is closed;

(g)	“Capital Reorganization” has the meaning attributed thereto in subsection 5.2(d);

(h)	“CDS” means CDS Clearing and Depository Services Inc. and its successors in interest;

(i)

“CDS Participants” means a person recognized by the Depository as a participant in the securities registration and transfer system administered by the Depository or an institution that participates, directly or indirectly, in the Depository’s book-entry registration system with respect to the Warrants;

(j)

“Common Shares” means the common shares in the capital of the Corporation as such shares exist at the close of business on the date hereof and, in the event that there shall occur a change in respect of or affecting the Common Shares referred to in Article 5 (whether or not such change shall result in an adjustment in the Exercise Price), the term “Common Shares” shall include the shares, other securities or other property which a Warrantholder is entitled to purchase resulting from such change and “Common Share” means one of the Common Shares;

(k)	“Common Share Reorganization” has the meaning attributed thereto in subsection 5.2(a);

(l)	“Corporation” means Energy Fuels Inc., a corporation incorporated under the OBCA, and its lawful successors from time to time;

(m)

“Corporation’s Auditors” means KPMG LLP, the firm of chartered accountants duly appointed as auditors of the Corporation or such other firm as may be duly appointed as auditors of the Corporation from time to time;

(n)	“Court” has the meaning attributed thereto in subsection 11.7(a);

(o)

“Current Market Price” of a Common Share at any date means the price per share equal to the volume weighted average price at which the Common Shares have traded: (i) on the TSX; (ii) if the Common Shares are not traded on the TSX, on any other recognized exchange or market; or (iii) if the Common Shares are not traded on any such recognized exchange or market, on the over-the-counter market, during the twenty (20) consecutive Trading Days immediately prior to such date as reported by such market or exchange in which the Common Shares are then trading or quoted. The volume weighted average price per Common Share shall be determined by dividing the aggregate sale price of all such shares sold on the aforementioned over-the-counter market, recognized exchange or market, as the case may be, during the aforementioned twenty (20) consecutive Trading Days by the total number of such shares so sold. If the Common Shares are not then traded in the over-the-counter market or on a recognized exchange or market, the Current Market Price of the Common Shares shall be the fair market value of the Common Shares as determined in good faith by the board of directors of the Corporation after consultation with a nationally or internationally recognized investment dealer or investment banker;

(p)	“Date of Issue” for a particular Warrant means the date on which the Warrant is actually issued by the Corporation;

(q)

“Depository” means CDS or its successor, or any other depository offering a book based securities registration and transfer system similar to that administered by CDS which the Corporation, acting reasonably, may designate;

(r)

“director” means a director of the Corporation for the time being, and, unless otherwise specified herein, reference to action “by the directors” means action by the directors of the Corporation as a board, or whenever duly empowered, action by any committee of such board;

(s)

“Dividends Paid in the Ordinary Course” means dividends paid in any financial year of the Corporation, whether in (i) cash, (ii) shares of the Corporation, (iii) warrants or similar rights to purchase any shares of the Corporation or property or other assets of the Corporation at a purchase or exercise price of at least 110% of the fair market value of the shares or property or other assets purchasable as of the date of distribution of such warrants or similar rights, or (iv) property or other assets of the Corporation, as the case may be, as determined by action by the directors except that, in the case of warrants or similar rights to purchase Common Shares or securities convertible into or exchangeable for Common Shares such fair market value of the warrants or similar rights shall be equal to the number of Common Shares which may be purchased thereby (or the number of Common Shares issuable upon conversion or exchange) as of the date of distribution of such warrants or similar rights, multiplied by the Current Market Price of the Common Shares on the date of such distribution, provided that the value of such dividends does not in such financial year in the aggregate exceed the greater of

(a)	200% of the aggregate amount of dividends paid by the Corporation on the Common Shares in the 12 month period ending immediately prior to the first day of such financial year, and

(b)

100% of the consolidated net earnings from continuing operations of the Corporation, before any extraordinary items, for the 12-month period ending immediately prior to the first day of such financial year (such consolidated net earnings from continuing operations to be computed in accordance with IFRS);

(t)	“Exchange” means the TSX and if the Common Shares are not listed on the TSX, any other stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading;

(u)	“Exercise Date” with respect to any Warrant means the date on which the Warrant Certificate representing such Warrant is surrendered for exercise in accordance with the provisions of Article 4;

(v)	“Exercise Period” means the period commencing on the time of issue on the Date of Issue and ending at the Time of Expiry;

(w)

“Exercise Price” means the price of $0.19 to exercise a Warrant to acquire a Common Share, unless such price shall have been adjusted in accordance with the provisions of Article 5, in which case it shall mean the adjusted price in effect at such time;

(x)	“Extraordinary Resolution” has the meaning attributed thereto in subsection 9.11(a);

(y)	“Global Certificate” means a Warrant Certificate that is issued to and registered in the name of CDS or its nominee;

(z)	“IFRS” means International Financial Reporting Standards.

(aa)	“OBCA” means the Business Corporations Act (Ontario), as amended or replaced from time to time;

(bb)	“Parties” means, collectively, the Corporation and the Warrant Agent, and “Party” means one of the Parties as the context under this Indenture may require;

(cc)	“Person” means an individual, corporation, partnership, trust or any unincorporated organization;

(dd)	“Registered Certificate” means a Warrant Certificate that is registered in the name of a Warrantholder, other than a Global Certificate;

(ee)	“Rights Offering” has the meaning attributed thereto in subsection 5.2(b);

(ff)	“Rights Period” has the meaning attributed thereto in subsection 5.2(b);

(gg)	“Shareholder” means a holder of record of one or more Common Shares;

(hh)	“Special Distribution” has the meaning attributed thereto in subsection 5.2(c);

(ii)	“Subscription Form” means the Subscription Form forming part of the Warrant Certificate to be completed by the Warrantholder in order to exercise the Warrants;

(jj)	“Subsidiary” has the meaning ascribed thereto in the OBCA;

(kk)

“this Warrant Indenture”, “this Indenture”, “this indenture”, “herein”, “hereby”, and similar expressions mean and refer to this Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “Section”, and “subsection” followed by a number mean and refer to the specified Article, Section or subsection of this Indenture;

(ll)	“Time of Expiry” means 5:00 p.m. (Toronto time) on June 15, 2015;

(mm)	“Transfer Form” means the Transfer Form forming part of the Warrant Certificate to be completed by the Warrantholder in order to transfer the Warrants;

(nn)	“Trading Day” with respect to any stock exchange or over-the-counter market means a day in which shares may be traded through the facilities of such stock exchange or over- the-counter market;

(oo)	“TSX” means the Toronto Stock Exchange;

(pp)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(qq)	“U.S. Person” means a U.S. person as defined in Regulation S adopted by the United States Securities and Exchange Commission under the 1933 Act;

(rr)	“Warrant” means one purchase warrant of the Corporation as constituted hereunder;

(ss)	“Warrant Agent” means CIBC Mellon Trust Company, or its successors hereunder;

(tt)	“Warrant Certificate” means the certificate evidencing the Warrants in the form of the certificate set forth in Schedule “A” attached to this Indenture;

(uu)	“Warrant Register” means the register maintained by the Warrant Agent for the Warrants;

(vv)	“Warrantholders” or “holders” without reference to Common Shares means the Persons who are registered holders of Warrants;

(ww)

“Warrantholders’ Request” means an instrument signed in one or more counterparts by Warrantholders holding in the aggregate not less than 10% of all then outstanding Warrants, requesting the Warrant Agent to take some action or proceeding specified therein; and

(xx)

“written order of the Corporation”, “written request of the Corporation”, and “certificate of the Corporation” and any other document required to be signed by the Corporation mean, respectively, a written order, request and certificate or other document signed in the name of the Corporation by any one of the President, Chief Executive Officer, Chief Financial Officer, a Vice-President, the Treasurer or the Secretary of the Corporation, and may consist of one or more instruments so executed.

1.2	Number and Gender

Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.3	Interpretation Not Affected by Headings, Etc.

The division of this Indenture into Articles, Sections and subsections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Warrant Certificates.

1.4	Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.5	Governing Law

This Indenture and the Warrant Certificates shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.6	Attornment

The Parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Ontario for any actions, suits or proceedings arising out of or relating to this Indenture or the matters contemplated hereby (and agree to not commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the Parties set forth in this Indenture shall be effective service of process for any action, suit or proceeding brought against either Party in such court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Indenture or the matters contemplated hereby in the courts of the Province of Ontario and hereby further irrevocably and unconditionally waive and agree to not plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

1.7	Currency

Except as otherwise specified herein, all dollar amounts herein are expressed in lawful money of Canada.

1.8	Meaning of “Outstanding”

Every Warrant represented by a Warrant Certificate countersigned and delivered by the Warrant Agent or issued in uncertificated form hereunder shall be deemed to be outstanding until it shall be cancelled or exercised pursuant to Article 4, provided that where a new Warrant Certificate has been issued pursuant to Section 2.4 hereof to replace one which has been mutilated, lost, destroyed or stolen, the Warrants represented by only one of such Warrant Certificate shall be counted for the purpose of determining the aggregate number of Warrants outstanding.

1.9	Severability

In the event that any provision hereof shall be determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remainder of such provision and any other provision hereof shall not be affected or impaired thereby.

1.10	Accounting Principles

Wherever in this Indenture reference is made to a calculation to be made or an action to be taken in accordance with accounting principles and standards, such references will be deemed to be to the International Financial Reporting Standards in effect and generally accepted in Canada, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.11	Statutory References

In this Indenture, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statue as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulation made thereunder.

ARTICLE 2
ISSUE OF WARRANTS

2.1	Issue of Warrants

Up to 23,690,396 Warrants are hereby created and authorized to be issued and where Warrants are in certificated form, any such Warrant Certificates issued shall be executed by the Corporation, certified by or on behalf of the Warrant Agent upon the written order of the Corporation and delivered in accordance with this Article.

2.2	Form and Terms of Warrants

(a)

Subject to subsection 2.2(b), each Warrant authorized to be issued hereunder shall entitle the holder thereof to purchase at its option, one Common Share at any time during the Exercise Period at a price equal to the Exercise Price in effect on the Exercise Date.

	(b)	The number of Common Shares which may be purchased pursuant to the Warrants and the Exercise Price shall be adjusted in the events and in the manner specified in Article 5.

	(c)	Subject to the provisions of this section 2.2 hereof, Warrants may be issued in both certificated and uncertificated form.

(d)

Warrants issued in uncertificated form shall be evidenced by a book position on the register of Warrantholders to be maintained by the Warrant Agent in accordance with Section 3.3. Warrants issued by way of a non-certificated issue will be registered in the name of and deposited with CDS or its nominee in the BEO System.

(e)

For the purpose of the administration of the Warrants to be issued hereunder and notwithstanding anything to the contrary contained in this Indenture and the Warrant Certificates, Warrants represented by a Global Certificate will be registered in the name of CDS, or its nominee. Subject to applicable law, Warrants represented by a Global Certificate shall, unless otherwise requested by CDS or the Corporation, be issued in uncertificated form. If Warrants represented by a Global Certificate are represented in certificated form, they shall be represented by a Warrant Certificate substantially in the form of the certificate attached hereto as Schedule “A”, and, if so represented, such certificate shall be delivered to CDS, or its nominee. The Global Certificate will be subject to the applicable procedures of the book-based system and to section 2.3 hereof.

(f)

Warrant Certificates for Warrants shall be substantially in the form set out in Schedule “A” and shall be dated as of their Date of Issue and shall bear such legends and such distinguishing letters and numbers as set forth in this Indenture and as the Corporation shall, with the approval of the Warrant Agent, prescribe. Subject to subsection 2.2(g), Warrant Certificates shall be issuable in any denomination.

(g)

No Warrant Certificate evidencing any fraction of a Warrant shall be issued or otherwise provided for, and no Person who purchases or holds a fraction of a Warrant shall be entitled to any cash or other consideration in lieu of any interest in or claim to any fraction of a Warrant.

(h)

The Warrant Certificates may be engraved, lithographed or printed or partly in one form and partly in another, as the Corporation may determine. No change in the form of the Warrant Certificate shall be required by reason of any adjustment made pursuant to Article 5.

(i)

Each Warrant Certificate, all certificates representing Common Shares issuable upon exercise of such Warrants, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear the following legend, if issued on or prior to October 14, 2013:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE OCTOBER 14, 2013.

THE SECURITIES REPRESENTED HEREBY ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

2.3	Issue of Global Certificates

(a)

The Corporation may, at its sole option, specify, by a written order of the Corporation delivered to the Warrant Agent, that some or all of the Warrants are to be represented by one or more Global Certificates registered in the name of CDS or its nominee, and in such event the Corporation shall execute and the Warrant Agent shall countersign and deliver one or more Global Certificates that shall represent the aggregate number of outstanding Warrants to be represented by such Global Certificate(s).

(b)

The rights of Beneficial Owners holding Warrants through the Book-Based System or the BEO System shall be limited to those established by applicable law and the agreements between CDS and the CDS Participants and the agreements between CDS Participants and Beneficial Owners. Any rights of such Beneficial Owners shall be exercised solely through a CDS Participant in accordance with Article 4 and the rules and procedures established by CDS from time to time.

	(c)	For so long as Warrants are represented by a Global Certificate, if any of the following events occurs:

		(i)	CDS notifies the Corporation that is unwilling or unable to continue as depository of the Warrants represented by a Global Certificate and the Corporation is unable to locate a qualified successor,

(ii)

the Corporation determines that CDS is no longer willing, able or qualified to discharge properly its responsibilities as depositary of the Warrants represented by a Global Certificate and the Corporation is unable to locate a qualified successor,

(iii)	CDS ceases to be a clearing agency or otherwise ceases to be eligible to be a depositary and the Corporation is unable to locate a qualified successor,

(iv)	the Corporation or CDS is required by applicable laws to take the action contemplated in this subsection 2.3(c); or

(v)	any of such Warrants is to be certified in accordance with subsection 2.8, to or for the account or benefit of a person in the United States;

Registered Certificates shall be issued in exchange for the Global Certificate, or the applicable portion thereof, in accordance with section 2.8 but subject to the provisions of this Section 2.3. All such Warrants issued and exchanged pursuant to this subsection 2.3(c) shall be registered in such names and in such denominations as CDS shall instruct the Warrant Agent, provided that the aggregate number of such Warrants shall be equal to the aggregate number of Warrants represented by the Global Certificate so exchanged, and the Global Certificate so exchanged, or the applicable portion thereof, shall be cancelled by the Warrant Agent.

(d)

All references herein to actions by, notices given or payments made to Warrantholders shall, where Warrants are held through a Global Certificate, refer to actions taken by, or notices given or payments made to, CDS upon instruction from CDS Participants in accordance with applicable procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Warrantholders evidencing a specified percentage of the aggregate Warrants outstanding, such direction or consent may be given by holders of Warrants acting through CDS and the CDS Participants owning Warrants evidencing the requisite percentage of the Warrants. The rights of Beneficial Owners shall be limited to those established by applicable laws and agreements between CDS and the CDS Participants and between such CDS Participants and Beneficial Owners.

(e)

Each of the Warrant Agent and the Corporation may deal with CDS for all purposes as the authorized representative of the respective Warrantholders and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder. For so long as Warrants are represented by a Global Certificate, if any notice or other communication is required to be given to Warrantholders, the Warrant Agent will give such notices and communications to CDS or its nominee.

(f)

Transfers of beneficial ownership in any Warrant represented by a Global Certificate or by way of a non-certificated issue will be effected only (i) with respect to the interest of a CDS Participant, through records maintained by CDS or its nominee for such Global Certificate, and (ii) with respect to the interest of any person other than a CDS Participant, through records maintained by CDS Participants. Beneficial Owners who are not CDS Participants but who desire to sell or otherwise transfer ownership of or any other interest in Warrants represented by such Global Certificate may do so through a CDS Participant. Fully registered Warrant Certificates issued and exchanged pursuant to subsection 2.3(c) hereof as a result of the withdrawal of a number of Warrants from a Global Certificate shall be registered in such names and in such denominations as CDS shall instruct the Warrant Agent, provided that the aggregate number of Warrants represented by such Warrant Certificates shall be equal to the aggregate number of Warrants so withdrawn from a Global Certificate. Upon withdrawal of a Global Certificate for one or more Warrant Certificates in definitive form, the number of Warrants represented by such Global Certificate shall be reduced by the Warrant Agent.

(g)

Notwithstanding anything herein or in the terms of the Warrant Certificates to the contrary, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for (i) the records maintained by CDS relating to any ownership interests or any other interests in the Warrants or the depository system maintained by CDS, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by any Global Certificate (other than the applicable depository or its nominee), (ii) for maintaining, supervising or reviewing any records of CDS or any CDS Participant relating to any such interest, or (iii) any advice or representation made or given by CDS or those contained herein that relate to the rules and regulations of CDS or any action to be taken by CDS on its own direction or at the direction of any CDS Participant.

(h)

Registered Certificates issued and exchanged pursuant to subsection 2.3(c) shall be registered in such names and in such denominations as CDS shall instruct the Warrant Agent, provided that the aggregate number of Warrants represented by such Registered Certificates shall be equal to the aggregate number of Warrants represented by the Global Certificate(s) so exchanged. Upon exchange of a Global Certificate for one or more Registered Certificates in definitive form, such Global Certificate shall be cancelled by the Warrant Agent.

(i)	Notwithstanding anything herein to the contrary, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(i)

the electronic records maintained by CDS relating to any ownership interests or any other interests in the Warrants or the Book-Based System or the BEO System, or payments made on account of any interest of any person in Warrants represented by an electronic position in the Book- Based System or the BEO System (other than in respect of CDS or its nominee);

(ii)	maintaining, supervising or reviewing any records of CDS or any CDS Participant relating to any interest referred to in subsection 2.3(i)(i); or

(iii)

any advice or representation made or given by CDS or those contained herein that relate to the rules and regulations of CDS or any action to be taken by CDS on its own direction or at the direction of any CDS Participant.

(j)

For so long as Warrants are represented by a Global Certificate, the certificates representing such Warrants shall bear the following legend, or such other legend as may be prescribed by CDS from time to time:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO ENERGY FUELS INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION, TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDERS HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANY OTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

2.4	Issue in Substitution for Lost Warrant Certificates

(a)

In case any Warrant Certificate shall be mutilated, lost, destroyed or stolen, the Corporation, subject to applicable law, shall issue and thereupon the Warrant Agent shall certify and deliver, a new certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated certificate, or in lieu of and in substitution for such lost, destroyed or stolen certificate, and the substituted certificate shall be in a form approved by the Warrant Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(b)

The applicant for the issue of a new certificate pursuant to this Section 2.4(b) shall bear the reasonable cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent in their sole discretion, acting reasonably, and such applicant shall also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and the Warrant Agent to save each of them harmless, and shall pay the reasonable expenses, charges and any taxes applicable thereto to the Corporation and the Warrant Agent in connection therewith.

2.5	Warrantholder Not a Shareholder

Nothing in this Indenture or in the holding of a Warrant evidenced by a Warrant Certificate or otherwise, shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder or as any other shareholder of the Corporation, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Corporation, or the right to receive dividends or other distributions.

2.6	Warrants to Rank Pari Passu

All Warrants shall rank pari passu, whatever may be the respective Dates of Issue of the same.

2.7	Signing of Warrant Certificates

The Warrant Certificates shall be signed by any one of the President, Chief Executive Officer, Chief Financial Officer, a Vice-President, Secretary, Treasurer or a director of the Corporation. The signatures of such officer or director may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signatures shall be binding upon the Corporation as if they had been manually signed by such officer or director. Notwithstanding that any of the Persons whose manual or facsimile signature appears on any Warrant Certificate as one of such officers or as a director may no longer hold office at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to Section 2.8, be valid and binding upon the Corporation.

2.8	Certification by the Warrant Agent

(a)

No Warrant Certificate shall be issued or, if issued, shall be valid or entitle the holder to the benefit hereof or thereof until it has been (i) in the case of a physical warrant certificate, certified by manual signature by or on behalf of the Warrant Agent; (ii) or in the case of an uncertificated Warrant Certificate, by completing all its customary internal procedures in connection with the making of any one or more entries to, changes in or deletions of any one or more entries in the register of Warrantholders maintained by the Warrant Agent in accordance with Section 3.3 hereof. and such certification by the Warrant Agent upon any Warrant Certificate shall be conclusive evidence as against the Corporation that the Warrant Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefit hereof.

(b)

The certification of the Warrant Agent on the Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or the Warrant Certificates (except the due certification thereof) and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrant Certificates or any of them or of the consideration therefor nor for any breach by the Corporation of its covenants herein, except as otherwise specified therein.

2.9	Copy of Indenture

The Corporation shall, on the written request of the Warrantholder and on payment by the Warrantholder of a reasonable copying fee, provide the Warrantholder with a copy of this Indenture.

ARTICLE 3
EXCHANGE AND OWNERSHIP OF WARRANTS; NOTICES

3.1	Exchange of Warrant Certificates

(a)

Warrant Certificates entitling Warrantholders to purchase any specified number of Common Shares may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for another Warrant Certificate or Warrant Certificates of like tenor entitling the holder thereof to purchase an equal aggregate number of Common Shares.

(b)

Warrant Certificates may be exchanged only at the office of the Warrant Agent in the City of Toronto, Ontario or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Agent or its agents and cancelled. The Corporation shall sign all Warrant Certificates necessary to carry out exchanges as aforesaid and such Warrant Certificates shall be certified by or on behalf of the Warrant Agent.

(c)

Except as otherwise herein provided, the Warrant Agent shall charge the holder requesting an exchange a reasonable sum for each new Warrant Certificate issued in exchange for the Warrant Certificate(s); and payment of such charges and reimbursement of the Warrant Agent or the Corporation for any and all taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

3.2	Transfer of Warrants

(a)

Subject to any restriction under applicable law or policy of any applicable regulatory body, Warrants and Warrant Certificates and the rights thereunder are transferable by the holder thereof upon due completion and execution of the Transfer Form and compliance with the conditions prescribed hereunder.

(b)

No transfer of a Warrant shall be valid unless made by the Warrantholder or its executors or administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, upon compliance with such reasonable requirements as the Warrant Agent may prescribe, which may include the provision of a legal opinion to the Warrant Agent to the effect that the securities laws of the applicable jurisdiction(s) have been complied with in relation to the transfer of such Warrants, and unless such transfer shall have been duly entered on the register of transfers and/or noted on the Warrant Certificate. The signature of the registered Warrantholder must be guaranteed by a Canadian chartered bank or by a medallion signature guarantee from a member of a recognized signature medallion guarantee program. The Warrant Agent shall not be charged with notice of or be bound to see to the execution of any trust, whether expressed, implied or constructive, in respect of any Warrant and shall, on the written direction of the registered holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof, enter such transfer on the register of transfers.

(c)

The Warrant Agent shall give notice to the Corporation of any transfer before it is made effective by the issuance of the Warrant Certificates. Notice is not required where beneficial holders are withdrawing Warrants from a Global Certificate registered in the name of CDS.

3.3	Registration of Warrants

(a)

The Corporation shall, at all times while any Warrants are outstanding, cause the Warrant Agent and its agents to maintain a register in which will be entered the names and latest known addresses of the Warrantholders and particulars of the Warrants held by them, and a register of transfers in which shall be entered the particulars of all transfers of Warrants, such registers to be kept by and at the principal transfer office of the Warrant Agent in the City of Toronto, Ontario.

(b)

A Warrantholder may at any time and from time to time have such Warrant transferred at any place at which a register of transfers is kept pursuant to the provisions of this Article 3 in accordance with such reasonable requirements as the Warrant Agent may prescribe. The costs of any such transfer registration shall be borne by the Corporation for the ten (10) day period following the date hereof, thereafter the costs of transfer of any Warrants shall be borne by the transferee.

(c)

The registers referred to in this Section 3.3 shall during normal business hours be open for inspection by the Corporation and by any Warrantholder. The Warrant Agent, for a reasonable fee when requested so to do by the Corporation, shall furnish the Corporation with a list of names and addresses of the Warrantholders showing the certificate numbers of such Warrant Certificates held by each Warrantholder.

3.4	Recognition of Registered Holder

(a)

The Corporation and the Warrant Agent may deem and treat the registered holder of any Warrant Certificate as the absolute holder and owner of the Warrants evidenced thereby for all purposes, and the Corporation and the Warrant Agent shall not be affected by any notice or knowledge to the contrary and, without limiting the foregoing, shall not be bound by notice of any trust or be required to see to the execution thereof. Subject to the provisions of this Indenture and applicable law, the registered holder of any Warrant Certificate shall be entitled to the rights evidenced by such Warrant Certificate free from all equities or rights of setoff or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt by any such holder of the Common Shares obtainable pursuant thereto shall be a good discharge to the Corporation and the Warrant Agent for the same and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder, except where the issuer of such Warrants or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

(b)

The Person in whose name any Warrant shall be registered shall for all purposes of this Indenture be and be deemed to be the owner thereof and shall be entitled to the rights, privileges and obligations contained in the Warrant Certificate and this Indenture.

3.5	Evidence of Ownership

(a)

Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Warrant Agent stating that the Warrants specified therein have been deposited by a named Person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Corporation and the Warrant Agent may treat the Person so named as the owner, and such certificate as sufficient evidence of the ownership by such Person of such Warrants during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Warrants so deposited.

(b)

The Corporation and the Warrant Agent may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any Person, the signature, as witness, of any officer of any trust company, bank or depositary satisfactory to the Warrant Agent, the certificate of any notary public or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, that the Person signing acknowledged to him the execution thereof, or a statutory declaration of a witness of such execution.

3.6	Notices

Unless herein otherwise expressly provided, any notice to be given hereunder to the Warrantholders shall be deemed to be validly given if such notice is given by personal delivery or first class mail to the attention of the Warrantholder at the registered address of the Warrantholder recorded in the registers maintained by the Warrant Agent, provided that in the case of notice convening a meeting of the Warrantholders, the Warrant Agent may require such publication of such notice, in such city or cities, as it may deem necessary for the reasonable protection of the Warrantholders or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the date of mailing. In determining under any provision hereof the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded. For greater certainty, all costs in connection with the giving of notices contemplated by this Section 3.6 shall be borne by the Corporation. Accidental errors or omissions in giving notice or accidental failure to mail notice to any holder will not invalidate any action or proceeding founded thereon.

3.7	Prohibition on Transfer to U.S. Persons

(a)

The Warrants have not been and will not be registered in the United States, and the Warrants may not be offered, sold or transferred to, or for the account or benefit of, a U.S. Person or a person within the United States unless registered under the 1933 Act and any applicable state securities laws or unless an exemption from such registration is available.

(b)

No certificates representing Warrants will be registered or delivered to an address in the United States unless the holder of Warrants complies with the requirements of this Section 3.7 and all applicable securities legislation.

	(c)	All certificates representing Warrants issued in the United States or to or for the account or benefit of a U.S. person will bear the following legends:

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, AGREES FOR THE BENEFIT OF ENERGY FUELS INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, AFTER THE HOLDER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

THIS WARRANT AND THE SHARES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR PERSON IN THE UNITED STATES AND THE UNDERLYING SHARES MAY NOT BE DELIVERED WITHIN THE UNITED STATES UNLESS THE WARRANT AND THE UNDERLYING SHARES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE, AND THE HOLDER HAS DELIVERED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY TO SUCH EFFECT. “UNITED STATES” AND “U.S. PERSON” ARE USED HEREIN AS SUCH TERMS ARE DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

provided that, if the Warrants are being sold outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and if the Corporation is a “foreign issuer” within the meaning of Rule 902(e) of Regulation S at the time of sale, these legends may be removed by the transferor providing a declaration to the Warrant Agent in the form set forth in Exhibit 1 or as the Warrant Agent or the Corporation may prescribe from time to time in order to comply with changes in applicable law, and if required by the Warrant Agent, including an opinion of counsel, of recognised standing reasonably satisfactory to the Corporation and the Warrant Agent, that the proposed transfer may be effected without registration under the U.S. Securities Act.

The Warrant Agent shall be entitled to request any other documents that it may require in accordance with its internal policies for the removal of the legends set forth above.

ARTICLE 4
EXERCISE OF WARRANTS

4.1	Method of Exercise of Warrants

(a)

Subject to Section 4.8, the holder of any Warrant Certificate may exercise the right thereby conferred on him to purchase Common Shares by surrendering to the Warrant Agent during the Exercise Period at its office in Toronto, Ontario or at any other place or places that may be designated by the Corporation with the approval of the Warrant Agent:

		(i)	the Warrant Certificate, with a duly completed and executed Subscription Form; and

(ii)

a certified cheque, money order or bank draft in lawful money of Canada payable to or to the order of CIBC Mellon Trust Company in an amount equal to the Exercise Price applicable at the time of such surrender in respect of each Common Share subscribed for.

A Warrant Certificate with the duly completed and executed Subscription Form together with the payment aforesaid shall be deemed to be surrendered only upon personal delivery thereof to the Warrant Agent at its office set forth above, or, if sent by mail or overnight courier, upon actual receipt thereof by the Warrant Agent at its principal office in Toronto, Ontario.

	(b)	Any subscription referred to in this Section 4.1 shall be signed by the Warrantholder and shall specify:

		(i)	the number of Common Shares which the holder desires to purchase (being not more than those which he is entitled to purchase pursuant to the Warrant Certificate(s) surrendered);

		(ii)	the Person or Persons in whose name or names the Common Shares are to be issued;

		(iii)	the address or addresses of such Person or Persons;

(iv)

the number of Common Shares to be issued to each Person if more than one Person is specified, provided that the Warrantholder shall only be entitled to direct its entitlement to the Common Shares in a manner permitted by applicable securities legislation; and

		(v)	a completed transfer form if Common Shares are to be issued to someone other than the Warrantholder.

(c)

A Beneficial Owner, other than a U.S. Person, who desires to exercise Warrants pursuant to the Book-Based System shall do so in accordance with the procedures established by CDS and the Corporation, from time to time. Such procedures shall initially be that a Beneficial Owner shall cause a CDS Participant to deliver to CDS (at its office in the City of Toronto), on behalf of such Beneficial Owner, notice of such Beneficial Owner’s intention to exercise Warrants and the Exercise Price for the Common Shares being purchased. CDS shall initiate the exercise of Warrants and forward in full the Exercise Price of the Common Shares being purchased electronically through the Book-Based System to the Warrant Agent, following receipt of which the Warrant Agent shall execute the exercise of such Warrants by issuing to CDS the Common Shares to which the exercising Beneficial Owner is entitled pursuant to such exercise of Warrants through the Book-Based System. Any expense associated with the preparation and delivery of the notice of intention to exercise Warrants and payment therefor shall be for the account of the Beneficial Owner exercising Warrants.

	(d)	By causing a CDS Participant to deliver the notice of intention to exercise Warrants to CDS pursuant to Section 4.1(c), a Beneficial Owner shall be deemed to not be a U.S. Person.

(e)

By causing a CDS Participant to deliver the notice of intention to exercise Warrants to CDS, a Beneficial Owner shall be deemed to have appointed such CDS Participant to act as such Beneficial Owner’s exclusive settlement agent with respect to the exercise and the receipt of Common Shares in connection with the obligations arising from such exercise.

(f)

Any notice of intention to exercise Warrants that CDS determines to be incomplete, not in proper form, not duly executed or which is not accompanied by payment in full of the Exercise Price of the Common Shares being purchased shall, for all purposes, be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a CDS Participant to exercise or to give effect to the settlement thereof in accordance with the Beneficial Owner’s instructions will not give rise to any obligations or liability on the part of the Corporation to the CDS Participant or the Beneficial Owner. For greater certainty, any exercise of Warrants pursuant to this Section 4.1 must be accompanied by payment in full of the Exercise Price for the Common Shares being purchased and must be received by the Warrant Agent prior to the Time of Expiry.

4.2	Effect of Exercise of Warrants

(a)

Upon surrender and payment by the holder of any Warrant Certificate in accordance with Section 4.1, the Common Shares so subscribed for shall be deemed to have been issued and the Person or Persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of record of such Common Shares on the Exercise Date unless the share registers maintained by the transfer agent of the Corporation shall be closed on such date, in which case the Common Shares so subscribed for shall be deemed to have been issued, and such Person or Persons shall be deemed to have become the holder or holders of record of such Common Shares on the date on which such registers were reopened and such Common Shares shall be issued at the Exercise Price in effect on the Exercise Date. To the extent the opening of the registers remains within the control of the Warrant Agent, the Corporation and the Warrant Agent shall cause such registers to be open on Business Days.

(b)

Within three (3) Business Days during which the transfer registers of the Corporation shall have been open after the due exercise of a Warrant Certificate for Common Shares as aforesaid, the Warrant Agent shall notify the Corporation of the exercise of any Warrant. Furthermore, the Corporation or its counsel shall notify the Warrant Agent of any trading restrictions on the Common Shares acquired upon such exercise pursuant to applicable securities legislation or policy of any applicable regulatory body and the requirement to endorse any Common Share certificate to such effect. Unless and until advised in writing by the Corporation or its counsel that a specific legend and trading restrictions apply to the Common Shares, the Warrant Agent shall be entitled to assume that no specific legend is required and that there are no trading restrictions on the Common Shares pursuant to applicable Canadian securities laws.

(c)

Within five (5) Business Days during which the transfer registers of the Corporation shall have been open after the due exercise of a Warrant Certificate for Common Shares as aforesaid, the Corporation shall cause the Warrant Agent to mail to the Person or Persons in whose name or names the Common Shares so subscribed for have been issued, as specified in the subscription endorsed on the Warrant Certificate, at his or their respective addresses specified in such subscription or, if so specified in such subscription, cause to be delivered to such Person or Persons at the office of the Warrant Agent where such Warrant Certificate was surrendered, a certificate or certificates for the appropriate number of Common Shares subscribed for.

4.3	Subscription for Less than Entitlement

The holder of any Warrant Certificate may subscribe for and purchase a number of Common Shares less than the number which the holder is entitled to purchase pursuant to the surrendered Warrant Certificate. In the event of a purchase of a number of Common Shares less than the number which may be purchased pursuant to a Warrant Certificate, the holder thereof shall be entitled to receive, without charge except as aforesaid, a new Warrant Certificate in respect of the balance of the Common Shares which such holder was entitled to purchase pursuant to the surrendered Warrant Certificate and which was not then purchased.

4.4	No Fractional Common Shares

The Corporation shall not be required, upon exercise of any Warrants, to issue fractional Common Shares or to distribute certificates which evidence fractional Common Shares in satisfaction of its obligations hereunder. If any fractional interest in a Common Share would, except for the provisions of this Section 4.4, be deliverable upon the exercise of a Warrant, the number of Common Shares issued shall be rounded down to the next smaller whole number of Common Shares.

4.5	Expiration of Warrant Certificates

After the expiry of the Exercise Period all rights under any Warrant Certificate in respect of which the right of subscription and purchase of Common Shares herein and therein provided for shall not theretofore have been exercised shall wholly cease and terminate and such Warrant Certificate shall be void and of no effect.

4.6	Cancellation of Surrendered Warrants

All Warrant Certificates surrendered to the Warrant Agent pursuant to Sections 2.4, 3.1, 3.2, 4.1 or 6.1 shall be cancelled by the Warrant Agent and, if required by the Corporation, the Warrant Agent shall, upon receipt of a written request from the Corporation, cause to be furnished to the Corporation a certificate identifying the Warrant Certificates so cancelled and the number of Common Shares which could have been purchased pursuant to each cancelled Warrant Certificate.

4.7	Accounting and Recording

(a)

Within five (5) Business Days, the Warrant Agent shall promptly account to the Corporation with respect to Warrants exercised and forward to the Corporation all monies received on the purchase of Common Shares through the exercise of Warrants. All such monies, and any securities or other instruments from time to time received by the Warrant Agent, shall be received in trust for, and shall be segregated and kept apart by the Warrant Agent in trust for, the Corporation.

(b)

Within five (5) Business Days, the Warrant Agent shall record the particulars of the Warrant Certificates exercised which shall include the name or names and addresses of the Persons who become holders of Common Shares on exercise, the Exercise Date and the Exercise Price thereof.

4.8	Prohibition on Exercise by U.S. Persons

(a)

The Warrants have not been and will not be registered in the United States or sold in the United States or for the account of U.S. Persons, and the Warrants may not be exercised in the United States or by or for the account or benefit of a U.S. Person or a Person in the United States unless an exemption is available from the registration requirements of the 1933 Act and applicable state securities laws, and the Corporation may require the holder of the Warrants to furnish an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to such effect, provided that the holder will not be required to deliver an opinion of counsel in connection with its due exercise of the Warrants at a time when the undersigned is an “accredited investor” (as such term is defined under the 1933 Act) (“Accredited Investor”) and provides a declaration to the Corporation and the Warrant Agent to that effect.

(b) Any holder who exercises a Warrant shall provide to the Corporation either:

(i)

a written certification that such holder: (i) at the time of exercise of the Warrant was not in the United States; (ii) is not a U.S. Person and is not exercising the Warrant for the account or benefit of a U.S. Person or a Person in the United States; (iii) did not execute or deliver the exercise form for the Warrant in the United States and was not a U.S. Person when the Warrants were acquired; and (iv) was not a U.S. Person or in the United States at the time the Warrants were offered to such holder; or

(ii)

a written opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to the effect that an exemption from the registration requirements of the 1933 Act and applicable state securities laws is available for the issuance of the Common Shares upon exercise of the Warrants; or

(iii)

a written certification that (a) the Warrantholder is an original purchaser of the Warrants, (b) the Warrantholder is exercising the Warrants solely for its own account or for the account of another person, each of which was an Accredited Investor on the date the Warrants were acquired and is an Accredited Investor on the date of exercise of the Warrants; and (d) the representation, warranties and covenants set forth in the written purchaser’s letter for the purchase of the Warrants continue to be true and correct.

(c)

No certificates representing Common Shares will be registered or delivered to an address in the United States unless the holder of Warrants complies with the requirements of this Section 4.8 (and, in the case of subsection 4.8(b)(ii), the Corporation has confirmed in writing to the Warrant Agent that the written opinion of counsel is satisfactory to the Corporation) and all applicable securities legislation.

(d)	Any Common Shares delivered upon exercise of the Warrants shall bear the following legend restricting transfer:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, AGREES FOR THE BENEFIT OF ENERGY FUELS INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, AFTER THE HOLDER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

ARTICLE 5
ADJUSTMENT OF SUBSCRIPTION RIGHTS AND EXERCISE PRICE

5.1	Definitions

In this Article 5, the terms “record date” and “effective date” mean the particular time on the relevant date.

5.2	Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

The Exercise Price (and the number of Common Shares purchasable upon exercise in the case of subsections 5.2(a), (b) and (c) below) shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(a)	Common Share Reorganization. If during the Exercise Period the Corporation shall:

(i)

issue Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares by way of stock dividend or other distribution (other than as Dividends Paid in the Ordinary Course);

	(ii)	subdivide, redivide or change its outstanding Common Shares into a greater number of Common Shares; or

	(iii)	consolidate, reduce or combine its outstanding Common Shares into a lesser number of Common Shares,

(any of such events in subsections 5.2(a)(i), (ii) and (iii) being called a “Common Share Reorganization”), then the Exercise Price shall be adjusted as of the effective date or record date of such stock dividend or other distribution, as the case may be, by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which shall be the number of Common Shares outstanding as of the effective date or record date after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date or effective date). If during the Exercise Period a Common Share Reorganization shall occur which results in an adjustment in the Exercise Price pursuant to the provisions of this subsection 5.2(a), the number of Common Shares purchasable pursuant to each Warrant shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares theretofore purchasable on the exercise thereof by a fraction, the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

(b)

Rights Offering. If during the Exercise Period the Corporation shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares under which such holders are entitled, during a period expiring not more than forty-five (45) days after the record date for such issue (“Rights Period”), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or at an exchange or conversion price) of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a “Rights Offering”), then the Exercise Price shall be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Exercise Price in effect immediately prior to the end of the Rights Period by a fraction:

	(i)	the numerator of which shall be the aggregate of:

		A.	number of Common Shares outstanding as of the record date for the Rights Offering; and

B.

a number determined by dividing: (i) either: (a) the product of the number of Common Shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered; or (b) the product of the exchange or conversion price per share of such securities offered and the number of Common Shares for or into which the securities so offered pursuant to the Rights Offering have been exchanged or converted during the rights period, as the case may be by; (ii) the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(ii)

the denominator of which shall be the number of Common Shares outstanding after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering or upon the exercise of the exchange or conversion rights contained in such exchangeable or convertible securities under the Rights Offering.

If during the Exercise Period a Rights Offering shall occur which results in an adjustment in the Exercise Price pursuant to the provisions of this subsection 5.2(b), the number of Common Shares purchasable pursuant to each Warrant shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares theretofore purchasable on the exercise thereof by a fraction, the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

For the purposes of any computation made in accordance with this subsection 5.2(b), Common Shares owned legally or beneficially by the Corporation or a Subsidiary or any other Affiliate of the Corporation, as determined in accordance with the provisions of Section 13.7, shall be disregarded.

(c)	Special Distribution. If during the Exercise Period the Corporation shall issue or distribute to all or substantially all of the holders of the Common Shares:

	(i)	securities of the Corporation including rights, options or warrants to acquire shares of any class or securities exchangeable for or convertible into any such shares or property or assets;

	(ii)	evidences of the Corporation’s indebtedness; or

	(iii)	any property or other assets,

and if such issuance or distribution does not constitute Dividends Paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a “Special Distribution”), the Exercise Price shall, subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading, be adjusted effective immediately after the record date at which the holders of affected Common Shares are determined for purposes of the Special Distribution to a price determined by multiplying the Exercise Price in effect on such record date by a fraction:

	(i)	the numerator of which shall be:

		A.	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date; less

B.

the excess, if any, of: (A) the fair market value on such record date, as determined by action by the directors, whose determination shall be conclusive, which action shall be subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading, to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution over; (B) the fair market value of any consideration received therefor by the Corporation from the holders of the Common Shares, as determined by action by the directors, which determination shall be conclusive; and

(ii)	the denominator of which shall be the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date.

If during the Exercise Period a Special Distribution shall occur which results in an adjustment in the Exercise Price pursuant to the provisions of this subsection 5.2(c), the number of Common Shares purchasable pursuant to each Warrant shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares theretofore purchasable on the exercise thereof by a fraction, the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

For the purposes of any computation made in accordance with this subsection 5.2(c), Common Shares owned legally or beneficially by the Corporation or any Subsidiary or any other Affiliate of the Corporation, as determined in accordance with the provisions of Section 13.7, shall be disregarded.

(d)

Capital Reorganization. If during the Exercise Period there shall be a reclassification or redesignation of Common Shares at any time outstanding or a change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer, sale or conveyance of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity in which the holders of Common Shares are entitled to receive shares, other securities or other property (any of such events being herein called a “Capital Reorganization”), any Warrantholder who exercises his right to purchase Common Shares pursuant to Warrant(s) then held after the effective date of such Capital Reorganization shall be entitled to receive, and shall accept for the same aggregate consideration in lieu of the number of Common Shares to which such holder was theretofore entitled upon such exercise the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Warrantholder had been the registered holder of the number of Common Shares to which such holder was theretofore entitled upon exercise of the Warrant subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in Sections 5.2 and 5.3 hereof. If determined appropriate by the Corporation, acting reasonably, and subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading, appropriate adjustments to the exercise price and/or the number of Common Shares issuable on exercise shall be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 5 with respect to the rights and interests thereafter of Warrantholders to the end that the provisions set forth in this Article 5 shall thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the exercise of any Warrant. Any such adjustments shall be made by and set forth in terms and conditions supplemental hereto approved by action by the directors and by the Warrant Agent, acting reasonably, and shall for all purposes be conclusively deemed to be appropriate adjustments.

5.3	Rules Regarding Calculation of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

For the purposes of Section 5.2:

(a)

The adjustments provided for in Section 5.2 are cumulative, and shall, in the case of adjustments to the Exercise Price be computed to the nearest one-tenth of one cent and shall be made successively whenever an event referred to therein shall occur, subject to the following subsections of this Section 5.3.

(b)

No adjustment in the Exercise Price or in the number of Common Shares purchasable upon the exercise of Warrants shall be required unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price and no adjustment shall be made in the number of Common Shares purchasable upon exercise of a Warrant unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which, except for the provisions of this subsection 5.3(b) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(c)

No adjustment in the Exercise Price or in the number of Common Shares purchasable upon exercise of Warrants shall be made in respect of any event described in Section 5.2, other than the events referred to in subsections 5.2(a)(i), 5.2(a)(ii) and 5.2(a)(iii), if Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if Warrantholders had exercised their Warrants prior to or on the effective date or record date of such event. The terms of the participation of the Warrantholders in such event shall be subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading.

(d)	No adjustment in the Exercise Price shall be made pursuant to Section 5.2 in respect of the issue from time to time:

	(i)	of Common Shares purchased on exercise of the Warrants;

(ii)

of Dividends Paid in the Ordinary Course of Common Shares to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend pursuant to a dividend reinvestment plan or similar plan adopted by the Corporation in accordance with the requirements of the Exchange and applicable securities laws; or

(iii)

of Common Shares pursuant to any stock options, stock option plan, stock purchase plan, restricted share units or restricted share unit plans other benefit plans in force at the date hereof for directors, officers, employees, advisers or consultants of the Corporation, as such option or plan is amended or superseded from time to time in accordance with the requirements of the Exchange and applicable securities laws, and such other benefit plans as may be adopted by the Corporation in accordance with the requirements of the Exchange and applicable securities laws, and any such issue shall be deemed not to be a Common Share Reorganization or Capital Reorganization.

(e)

If a dispute shall at any time arise with respect to adjustments provided for in Section 5.2, such dispute shall be conclusively determined by the Corporation’s Auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the directors and any such determination shall be binding upon the Corporation, the Warrant Agent and the Warrantholders. Notwithstanding the foregoing, such determination shall be subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading. Such auditors or accountants shall be provided access to all necessary records of the Corporation. In the event that any such determination is made, the Corporation shall deliver a certificate to the Warrant Agent and a notice to the Warrantholders in the manner contemplated in Section 3.6 describing such determination.

(f)

In case the Corporation after the date hereof shall take any action affecting the Common Shares, other than action described in Section 5.2, which in the opinion of the directors would materially affect the rights of Warrantholders, the Exercise Price and the number of Common Shares purchasable upon exercise shall be adjusted in such manner, if any, and at such time, by action by the directors, in their sole discretion, acting reasonably and in good faith, as they may determine to be equitable in the circumstances, but subject in all cases to the prior consent of the Exchange and any other necessary regulatory approval. Failure of the taking of action by the directors so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Common Shares shall be conclusive evidence that the board of directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(g)

If the Corporation shall set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such Shareholders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Common Shares purchasable upon exercise of any Warrant shall be required by reason of the setting of such record date.

(h)

In the absence of a resolution of the directors fixing a record date for a Special Distribution or Rights Offering, the Corporation shall be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.

(i)

As a condition precedent to the taking of any action which would require any adjustment in any of the subscription rights pursuant to any of the Warrants, including the Exercise Price and the number or class of shares or other securities which are to be received upon the exercise thereof, the Corporation shall take any corporate action which may, in the opinion of counsel to the Corporation, be necessary in order that the Corporation have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which all the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions thereof and hereof.

5.4	Postponement of Subscription

In any case in which this Article 5 shall require that an adjustment shall be effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such an event:

(a)

issuing to the holder of any Warrant exercised after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event; and

(b)	delivering to such holder any distributions declared with respect to such additional Common Shares after such Exercise Date and before such event,

provided, however, that the Corporation shall deliver or cause to be delivered to such holder, an appropriate instrument evidencing such holder’s right, upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Common Shares purchasable on the exercise of any Warrant and to such distributions declared with respect to any additional Common Shares issuable on the exercise of any Warrant.

5.5	Notice of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

(a)

At least fourteen (14) Business Days prior to the effective date or record date, as the case may be, of any event which requires or might require adjustment in any of the subscription rights pursuant to any of the Warrants, including the Exercise Price and the number of Common Shares which are purchasable upon the exercise thereof, or such longer period of notice as the Corporation shall be required to provide holders of Common Shares in respect of any such event, the Corporation shall give notice, in the form of a certificate of adjustment, to the Warrant Agent and the Warrantholders of the particulars of such event and, if determinable, the required adjustment and the computation of such adjustment. Notice to the Warrantholders shall be given in the manner specified in Section 3.6.

The Warrant Agent may, for all purposes, act and rely upon the certificate of the Corporation submitted to it pursuant to this subsection 5.5(a) and on the accuracy of such certificate, calculations and formulas contained therein. Except as provided in Section 11.1, the Warrant Agent shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require adjustment contemplated by this Article 5, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same.

(b)

The Corporation will not close its transfer books or take any other corporate action which might deprive the Warrantholder of the opportunity of exercising its right of acquisition pursuant thereto during the period of fourteen (14) Business Days after the giving of any notice required by subsection 5.5(a).

(c)

In case any adjustment for which a notice in subsection 5.5(a) has been given is not then determinable, the Corporation shall promptly after such adjustment is determinable give notice to the Warrant Agent and the Warrantholders of the adjustment and the computation of such adjustment.

(d)

The Warrant Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any other shares or securities or property which may at any time be issued or delivered upon the exercise or deemed exercise of any Warrant.

(e)

The Warrant Agent shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Common Shares or Common Share certificates upon the surrender of any Warrant for the purpose of exercise or deemed exercise of such Warrants, or to comply with any of the covenants contained in this Article 5.

ARTICLE 6
PURCHASES BY THE CORPORATION

6.1	Optional Purchases by the Corporation

Subject to applicable law, the Corporation may from time to time purchase by invitation for tender, in the open market, by private agreement on any stock exchange or otherwise any or all of the Warrants then outstanding. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the board of directors, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such Persons, and on such other terms as the Corporation in its sole discretion may determine. The Warrant Certificates representing the Warrants purchased pursuant to this Section 6.1 shall forthwith be delivered to and cancelled by the Warrant Agent.

ARTICLE 7
COVENANTS OF THE CORPORATION

7.1	Covenants of the Corporation

The Corporation covenants to and with the Warrant Agent that so long as any Warrants remain outstanding and may be exercised:

(a)	it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of the Warrants;

(b)

it will cause the Common Shares and the certificates representing the Common Shares subscribed and paid for pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the Warrant Certificates and the terms hereof;

(c)

all Common Shares which shall be issued upon exercise of the right to purchase provided for herein and in the Warrant Certificates, upon payment of the Exercise Price herein provided for and in the Warrant Certificates and upon compliance with the other applicable terms and conditions hereof and thereof, shall be fully paid and non-assessable;

(d)

it will give to the Warrantholders, in the manner provided in Section 3.6 hereof, and to the Warrant Agent in the manner provided in Section 13.1 hereof, notice of a record date, or effective date, as the case may be, for any event referred to in Article 5 hereof which may give rise to an adjustment in the Exercise Price or in the number of Common Shares purchasable upon the exercise of Warrants and, in each case, such notice shall specify the particulars of such event and the record date, or the effective date, for such event, provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given, and such notice shall be given concurrently with notice of such event to holders of Common Shares;

(e)	it will maintain its corporate existence, provided that this subsection 7.1(e) shall not restrict the Corporation from completing a Capital Reorganization in accordance with subsection 5.2(d);

(f)

it will not take any other action which might deprive the Warrantholders of the opportunity of exercising their right of purchase pursuant to the Warrants held by such Persons during the period of notice required by subsection 5.5(a);

(g)

it will give written notice of the issue of Common Shares pursuant to the exercise of Warrants, if required and in such detail as may be required, to each securities regulatory authority in each relevant jurisdiction pursuant to applicable law;

(h)

it will promptly notify the Warrant Agent and the Warrantholders in writing of any material default under the terms of this Warrant Indenture which remains unrectified for more than fifteen (15) days following its occurrence;

(i)

in the event that it shall begin, or cease, to file as a foreign issuer with the U.S. Securities and Exchange Commission, the Corporation shall promptly deliver to the Warrant Agent an officers’ certificate (in a form provided by the Warrant Agent) certifying such reporting issuer status and other information as the Warrant Agent may require at such time; and

(j)	it will perform all of its covenants and carry out all of the acts or things to be done by it as provided in this Indenture.

7.2	Warrant Agent’s Remuneration and Expenses

The Corporation covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent within thirty (30) days of the Warrant Agent’s request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the negligence, wilful misconduct or fraud of the Warrant Agent or of Persons for whom the Warrant Agent is responsible. The Warrant Agent shall not have any recourse against any monies, securities or other property held by it for the benefit of the Warrantholders pursuant to this Indenture for the payment of its fee.

7.3	Performance of Covenants by Warrant Agent

If the Corporation shall fail to perform any of its covenants contained in this Warrant Indenture, the Warrant Agent may notify the Warrantholders in the manner provided in Section 3.6 of such failure on the part of the Corporation or, subject to Section 11.1, may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to perform such covenants or to notify the Warrantholders of such performance by it. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 7.2. No such performance, expenditure or advance by the Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

ARTICLE 8
ENFORCEMENT

8.1	Suits by Warrantholders

(a)

Warrantholders May Not Sue. Except to the extent that the rights of an individual Warrantholder or group of Warrantholders would be prejudiced thereby, no Warrantholder has the right to institute any action or proceeding or to exercise any other remedy authorized hereunder for the purpose of enforcing any right on behalf of the Warrantholders as a whole or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or receiver and manager or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceedings, unless the Warrant Agent has received a Warrantholders’ Request directing it to take the requested action and has been provided with sufficient funds or other security and/or such indemnity satisfactory to the Warrant Agent, acting reasonably, in respect of the costs, expenses and liabilities that may be incurred by it in so proceeding and the Warrant Agent has failed to act within a reasonable time thereafter. If the Warrant Agent has so failed to act, but not otherwise, any Warrantholder acting on behalf of all Warrantholders will be entitled to take any of the proceedings that the Warrant Agent might have taken hereunder. No Warrantholder has any right in any manner whatsoever to effect, disturb or prejudice the rights hereby created by its action or to enforce any right hereunder or under any Warrant, except subject to the conditions and in the manner herein provided. Any money received as a result of a proceeding taken by any Warrantholder on behalf of the Warrantholders hereunder must be forthwith paid to the Warrant Agent.

(b)

Warrant Agent not Required to Possess Warrants. All rights of action under this Indenture may be enforced by the Warrant Agent without the possession of any of the Warrants or the production thereof on any trial or other proceedings relative thereto.

	(c)	Warrant Agent May Institute All Proceedings.

(i)

The Warrant Agent shall be entitled and empowered, either in its own name or as Warrant Agent of an express trust, or as attorney-in-fact for the Warrantholders, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claim of the Warrant Agent and the Warrantholders allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Warrant Agent is hereby irrevocably appointed (and the successive respective Warrantholders by taking and holding the same shall be conclusively deemed to have so appointed the Warrant Agent) the true and lawful attorney-in-fact of the respective Warrantholders with authority to make and file in the respective names of the Warrantholders or on behalf of the Warrantholders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Warrantholders themselves if and to the extent permitted hereunder, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of the Warrantholders, as may be necessary or advisable in the opinion of the Warrant Agent, in order to have the respective claims of the Warrant Agent and of the Warrantholders against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided, however, that nothing contained in this Indenture shall be deemed to give the Warrant Agent, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Warrantholder.

(ii)

The Warrant Agent shall also have the power, but not the obligation, at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

(iii)

Any such suit or proceeding instituted by the Warrant Agent may be brought in the name of the Warrant Agent as Warrant Agent of an express trust, and any recovery of judgment shall be for the rateable benefit of the Warrantholders subject to the provisions of this Indenture. In any proceeding brought by the Warrant Agent (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Warrant Agent shall be a party), the Warrant Agent shall, relying on advice of counsel at its discretion, be held to represent all the Warrantholders, and it shall not be necessary to make any Warrantholders parties to any such proceeding.

8.2	Immunity of Shareholders, Etc.

Subject to any rights or remedies available to the Warrantholders under applicable securities legislation, the Warrant Agent and, by their acceptance of the Warrant Certificates and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future Shareholder, director, officer, employee or agent of the Corporation or of any successor corporation for the issue of the Common Shares pursuant to any Warrant or on any covenant, agreement, representation or warranty by the Corporation herein or in the Warrant Certificates contained.

8.3	Limitation of Liability

The obligations hereunder are not personally binding upon nor shall resort hereunder be had to, the private property of any of the past, present or future directors or Shareholders or of any successor corporation or of any of the past, present or future officers, employees or agents of the Corporation or of any successor corporation, but only the property of the Corporation or of any successor corporation shall be bound in respect hereof.

ARTICLE 9
MEETINGS OF WARRANTHOLDERS

9.1	Right to Convene Meetings

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Warrantholders’ Request and upon receiving sufficient funds, determined reasonably, and being indemnified to its reasonable satisfaction by the Corporation or by the Warrantholders signing such Warrantholders’ Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. In the event the Warrant Agent fails to call a meeting within ten (10) days after receipt of such proper written request of the Corporation or Warrantholders’ Request, funds and indemnity given as aforesaid, the Corporation or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto or such other place as may be approved or determined by the Warrant Agent and approved by the Corporation, acting reasonably.

9.2	Notice

At least twenty-one (21) days prior notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided for in Section 3.6 and a copy of such notice shall be sent by mail to the Warrant Agent (unless the meeting has been called by the Warrant Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed nor any of the provisions of this Article 9. A notice of meeting may be signed by an appropriate officer of the Warrant Agent or by the Corporation or by the Warrantholder or Warrantholders convening the meeting.

9.3	Chairman

An individual (who need not be a Warrantholder) nominated in writing by the Warrant Agent shall be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, or if such Person is unable or unwilling to act as chairman, the Warrantholders present in person or by proxy shall choose some individual present to be chairman.

9.4	Quorum

Subject to the provisions of Section 9.11, at any meeting of the Warrantholders a quorum shall consist of Warrantholders, present in person or by proxy, representing at least 10% of the then outstanding Warrants, provided that at least two Persons entitled to vote thereat are personally present. If a quorum of the Warrantholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place and, subject to Section 9.11, no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business. At the adjourned meeting the Warrantholders present in Person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not represent at least 10% of the then outstanding Warrants.

9.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6	Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.7	Poll and Voting

(a)

On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Warrantholders acting in Person or by proxy, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of votes cast on the poll.

(b)

On a show of hands, every Person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in Person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote per one Warrant held or represented by him. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

9.8	Regulations

(a)

Subject to the provisions of this Indenture, the Warrant Agent or the Corporation with the approval of the Warrant Agent, may from time to time make and from time to time vary such regulations as it shall think fit:

(i)

for the issue of voting certificates by any bank, trust company or other depositary approved by the Warrant Agent certifying that specified Warrants have been deposited with it by a named holder and will remain on deposit until after the meeting of Warrantholders, which voting certificates shall entitle the holders named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the holders so named in such voting certificates were the actual holders of the Warrant specified therein;

(ii)

for Warrantholders to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof and the manner in which same shall be executed, and for the production of the authority of any Persons signing on behalf of the grantor of such proxy;

(iii)

for the deposit of voting certificates and instruments appointing proxies at such place and time as the Warrant Agent, the Corporation or the Warrantholders convening the meeting, as the case may be, may in the notice calling the meeting direct;

(iv)

for the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting of Warrantholders is to be held and enabling particulars of such instruments appointing proxies to be mailed, delivered or sent by facsimile transmission before the meeting to the Corporation or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

		(v)	for the form of the voting certificates and instrument of proxy; and

		(vi)	generally for the calling of meetings of Warrantholders and the conduct of business thereat.

(b)

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, or as may be expressly provided for herein, the only Persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 9.9) shall be Warrantholders or Persons holding voting certificates or instruments of proxy of Warrantholders.

9.9	Corporation, Warrant Agent and Warrantholders May Be Represented

The Corporation and the Warrant Agent, by their respective directors, officers and employees, and counsel for any of the Corporation, the Warrant Agent and any Warrantholder may attend any meeting of the Warrantholders, but shall have no vote as such, except in their capacity as Warrantholders, proxy or holder of voting certificate(s).

9.10	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall, subject to Section 9.11 have the power, exercisable from time to time by Extraordinary Resolution, subject to any required regulatory approval:

(a)

to agree, on behalf of and binding on all Warrantholders, to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or (with the consent of the Warrant Agent, such consent not to be unreasonably withheld) the Warrant Agent in its capacity as Warrant Agent hereunder or on behalf of the Warrantholders against the Corporation, whether such rights arise under this Indenture, the Warrant Certificate or otherwise;

(b)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Warrantholders;

(c)

to direct or to authorize the Warrant Agent, subject to its prior indemnification pursuant to subsection 11.1(b), to enforce against the Corporation any of the covenants of the Corporation contained in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d)

to waive, and to direct the Warrant Agent to waive, any default on the part of the Corporation in complying with any provisions of this Indenture or the Warrant Certificates either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e)

to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation contained in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders;

(f)

to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(g)

to assent to a compromise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

	(h)	except as otherwise permitted hereunder (including as permitted under Section 10.1), amend this Indenture or the Warrant Certificates; and

	(i)	to remove the Warrant Agent and to appoint a successor warrant agent in the manner specified in Section 11.7 hereof.

9.11	Meaning of Extraordinary Resolution

(a)

The expression “Extraordinary Resolution” when used in this Indenture means, subject as hereinafter provided in this Section 9.11 and in Section 9.14, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 9 at which quorum is present, passed by the affirmative votes of Warrantholders entitled to purchase not less than 66⅔% of the aggregate number of Warrants represented at the meeting and voted on the poll upon such resolution.

(b)

If, at any meeting called for the purpose of passing an Extraordinary Resolution, quorum is not established within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than fifteen (15) or more than sixty (60) days later, and to such place and time as may be determined by the chairman. Not less than ten (10) days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 3.6. Such notice shall state that at the adjourned meeting the Warrantholders present in Person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in Person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 9.11(a) shall be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Warrantholders holding at least 10% of the then outstanding Warrants are not present in Person or by proxy at such adjourned meeting.

	(c)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

9.12	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

9.13	Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided from time to time for that purpose by the Warrant Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed or proceedings taken thereat shall be deemed to have been duly passed and taken.

9.14	Instruments In Writing

All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 9 may also be taken and exercised by Warrantholders representing at least 66⅔% of the aggregate number of the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

9.15	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 9 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with Section 9.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to receiving prior indemnification pursuant to subsection 11.1(b)) shall be bound to give effect accordingly to every such resolution and instrument in writing. In the case of an instrument in writing the Warrant Agent shall give notice in the manner contemplated in Section 3.6 and Section 13.1 of the effect of the instrument in writing to all Warrantholders and the Corporation as soon as is reasonably practicable.

9.16	Holdings by Corporation Disregarded

In determining whether Warrantholders holding the requisite number of Warrants are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Warrantholders’ Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation or any Subsidiary or any other Affiliate of the Corporation, as determined in accordance with the provisions of Section 13.7, shall be disregarded.

ARTICLE 10
SUPPLEMENTAL INDENTURES

10.1	Provision for Supplemental Indentures for Certain Purposes

From time to time the Corporation (when authorized by action by the directors) and the Warrant Agent may, without the consent of the Warrantholders and subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof and regulatory approval, execute and deliver by their proper officers, indentures, or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	providing for the issue of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent;

(b)

setting forth any adjustments resulting from the application of the provisions of Article 5 or any modification affecting the rights of Warrantholders hereunder on exercise of the Warrants, provided that any such adjustments or modifications shall be subject to the prior written approval of the Exchange;

(c)

adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel, are necessary or advisable, provided that the same are not in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the rights or interests of any of the Warrantholders;

(d)

evidencing the succession, or successive successions, of other corporations to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(e)	giving effect to any Extraordinary Resolution passed as provided in Article 9;

(f)

making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the rights or interests of any of the Warrantholders;

(g)

adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates, and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(h)

modifying any of the provisions of this Indenture, including by providing for the creation and the authority to issue additional Warrants, or relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Warrant Agent, relying on the advice of counsel, such modification or relief in no way prejudices any of the rights or interests of any of the Warrantholders or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative; and

(i)

for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Warrant Agent, relying on the advice of counsel, the rights or interests of the Warrant Agent and any of the Warrantholders are in no way prejudiced thereby.

10.2	Successor Corporations

Until the Time of Expiry or the exercise of all of the outstanding Warrants in accordance with their terms, the Corporation shall not, directly or indirectly, sell, transfer or otherwise dispose of all or substantially all of its property and assets as an entirety to any other corporation and shall not amalgamate (except with a wholly-owned subsidiary) or merge with or into any other corporation (any such other corporation being herein referred to as a “Successor Corporation”) unless the Successor Corporation executes, before or contemporaneously with the consummation of any such transaction, an indenture supplemental hereto together with such other instruments as are satisfactory to the Warrant Agent and in the opinion of its counsel are necessary or advisable to evidence the assumption by the Successor Corporation of the due and punctual observance and performance of all the covenants and obligations of the Corporation under this Indenture.

ARTICLE 11
CONCERNING THE WARRANT AGENT

11.1	Rights and Duties of Warrant Agent

(a)

In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith with a view to the best interests of the Warrantholders and shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from, or require any Person to indemnify the Warrant Agent against, liability for its own negligence, wilful misconduct or bad faith. The duties and obligations of the Warrant Agent shall be determined solely by the provisions hereof and, accordingly, the Warrant Agent shall only be responsible for the performance of such duties and obligations as it has undertaken herein. The Warrant Agent shall retain the right not to act and shall not be held liable for refusing to act in circumstances that require the delivery to or receipt by the Warrant Agent of documentation unless it has received clear and reasonable documentation which complies with the terms of this Indenture. Such documentation must not require the exercise of any discretion or independent judgement other than as contemplated by this Indenture. The Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means, provided that it has complied with the terms of this Indenture in respect of the discharging of its obligations in respect of the delivery of such certificates.

(b)

The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and to hold harmless the Warrant Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(c)

None of the provisions contained in this Indenture shall require the Warrant Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

(d)

The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceedings, require the Warrantholders, at whose instance it is acting, to deposit with the Warrant Agent the Warrant Certificates held by them, for which the Warrant Agent shall issue receipts.

(e)

Every provision of this Indenture that by its terms relieves the Warrant Agent of liability or entitles the Warrant Agent to rely upon any evidence submitted to it is subject to the provisions of this Section 11.1 and of Section 11.2.

11.2	Evidence, Experts and Advisers

(a)

In addition to the reports, certificates, opinions and evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form as the Warrant Agent may reasonably require by written notice to the Corporation.

(b)

The Warrant Agent shall be protected in acting in reasonable reliance upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration or other paper or document furnished to it, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth of and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

(c)

Proof of the execution of an instrument in writing, including a Warrantholders’ Request, by any Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate.

(d)

The Warrant Agent may employ or retain such counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and shall not be responsible for any misconduct or negligence on the part of such experts or advisors who have been appointed and supervised with due care by the Warrant Agent. The fees of such counsel and other experts shall be part of the Warrant Agent’s fees hereunder. The Warrant Agent shall be fully protected in acting or not acting, in good faith, in accordance with any opinion or instruction of such counsel. Any remuneration so paid by the Warrant Agent shall be repaid to the Warrant Agent in accordance with Section 7.2.

11.3	Monies Held by Warrant Agent

(a)

The Warrant Agent may retain any cash balance held in connection with this Indenture and may, but need not, hold the same in its deposit department or the deposit department of one of its Affiliates; but the Warrant Agent and its Affiliates shall not be liable to account for any profit to the Corporation or any other person or entity other than at a rate, if any, established from time to time by the Warrant Agent or its Affiliates.

(b) For the purpose of this section, “Affiliate” includes the Canadian Imperial Bank of Commerce, CIBC Mellon Global Securities Company and The Bank of New York Mellon and each of their Affiliates.

11.4	Action by Warrant Agent to Protect Interest

The Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

11.5	Warrant Agent Not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

11.6	Protection of Warrant Agent

By way of supplement to the provisions of any law for the time being relating to trustees or warrant agents it is expressly declared and agreed as follows:

(a)

the Warrant Agent shall not be liable for or by reason of any statement of fact or recitals in this Indenture or in the Warrant Certificates (except the representations contained in Section 11.8 or in the certificate of the Warrant Agent on the Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b)

nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

	(c)	the Warrant Agent shall not be bound to give notice to any Person or Persons of the execution hereof;

(d)

the Warrant Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(e)

the Warrant Agent shall not be responsible for any failure of the Corporation to issue, transfer or deliver Common Shares or certificates representing Common Shares upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants of the Corporation contained in Article 7; and

(f)

the Warrant Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation.

11.7	Replacement of Warrant Agent; Successor by Merger

(a)

The Warrant Agent may resign its trust and be discharged from all further duties and liabilities hereunder, subject to this subsection 11.7(a), by giving to the Corporation not less than thirty (30) days prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Warrantholders by Extraordinary Resolution shall have power at any time to remove the existing warrant agent and to appoint a new warrant agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new warrant agent unless a new warrant agent has already been appointed by the Warrantholders; failing such appointment by the Corporation, the retiring warrant agent or any Warrantholder may apply to a judge of the Ontario Court of Justice (the “Court”), at the Corporation’s expense, on such notice as such justice may direct, for the appointment of a new warrant agent; but any new warrant agent so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new warrant agent appointed under any provision of this Section 11.7 shall be a company authorized to carry on the business of a trust company in the Province of Ontario. On any such appointment the new warrant agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as warrant agent without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new warrant agent, provided that, any resignation or removal of the warrant agent and appointment of a successor warrant agent shall not become effective until the successor warrant agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor warrant agent shall execute and deliver to the successor warrant agent an appropriate instrument transferring to such successor warrant agent all rights and powers of the Warrant Agent hereunder.

(b) Upon the appointment of a successor warrant agent, the Corporation shall promptly notify the Warrantholders thereof in the manner provided for in Section 3.6.

(c)

Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation resulting thereof, or any corporation succeeding to or acquiring the warrant agency business of the Warrant Agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the Parties hereto, provided that such corporation would be eligible for appointment as a successor Warrant Agent under subsection 11.7(a).

11.8	Conflict of Interest

(a)

The Warrant Agent represents to the Corporation that at the time of execution and delivery hereof no material conflict of interest exists in its role as a Warrant Agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within ninety (90) days after ascertaining that it has such material conflict of interest, either eliminate the same or resign its trusts hereunder to a successor warrant agent approved by the Corporation and meeting the requirements set forth in subsection 11.7(a). Notwithstanding the foregoing provisions of this subsection 11.8(a), if any such material conflict of interest exists or hereinafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificates shall not be affected in any manner whatsoever by reason thereof.

(b)

Subject to subsection 11.8(a), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any Subsidiary without being liable to account for any profit made thereby, subject to compliance with applicable securities legislation.

11.9	Warrant Agent Not to be Appointed Receiver

The Warrant Agent and any Person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

11.10	Payments by Warrant Agent

The forwarding of a cheque by the Warrant Agent will satisfy and discharge the liability for any amounts due to the extent of the sum or sums represented thereby (plus the amount of any tax deducted or withheld as required by law) unless such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Warrant Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque.

11.11	Unclaimed Interest or Distribution - Retention of Benefits by Warrant Agent

In the event that the Warrant Agent shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Warrant Agent shall be under no obligation to invest or reinvest the same but shall only be obligated to hold the same on behalf of the Person or Persons entitled thereto in a current or other non-interest bearing account pending payment to the Person or Persons entitled thereto. The Warrant Agent shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to a public trustee (or other appropriate governmental official or agency) whose receipt shall be good discharge and release of the Warrant Agent.

11.12	Deposit of Securities

The Warrant Agent shall not be responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of any security deposited with it.

11.13	Act, Error, Omission Etc.

The Warrant Agent shall not be liable for any error in judgement or for any act done or step taken or omitted by it in good faith, for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence or wilful misconduct.

11.14	Indemnification

The Corporation hereby agrees to indemnify and hold harmless the Warrant Agent and its respective officers, directors, employees, agents, representatives, successors and assigns from and against any and all reasonable costs, expenses and disbursements, damages, liabilities, claims and actions (including reasonable legal fees and disbursements) which it might incur or to which it might have become subject and any action, suit, or other similar legal proceeding which might be instituted against the Warrant Agent arising from or out of any act, omission or error of the Warrant Agent provided that such act, omission or error was made in good faith and the conduct of the Warrant Agent’s duties hereunder was in accordance with the standards set forth in Section 11.1 and did not constitute negligence, wilful misconduct or fraud on the part of the Warrant Agent. This provision shall survive the resignation or removal of the Warrant Agent or the termination of this Indenture.

11.15	Notice

The Warrant Agent shall not be required to take notice or be deemed to have constructive or actual knowledge of any matter hereunder, including failure by the Corporation to perform any of its covenants in this Indenture or any other breach of the Corporation hereunder, unless the Warrant Agent shall have received from the Corporation or a Warrantholder, a written notice stating the matter in respect of which the Warrant Agent should have actual knowledge and identifying in such notice that it is given in respect of this Indenture.

11.16	Reliance by the Warrant Agent

The Warrant Agent may act on the opinion or advice obtained from counsel to the Warrant Agent and shall, provided it acts in good faith in reliance thereon, not be responsible for any loss occasioned by doing so nor shall it incur any liability or responsibility for determining in good faith not to act upon such opinion or advice. The Warrant Agent may rely, and shall be protected in relying, upon any statement, request, direction or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties. The Warrant Agent may assume for the purposes of this Indenture that any address on the register of the Warrantholders is the holder’s actual address and is also determinative as to residency and that the address of any transferee to whom any Common Shares are to be registered, as shown on the transfer document is the transferee’s actual address and is also determinative as to residency of the transferee.

11.17	Anti-Money Laundering and Anti-Terrorist Legislation

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Warrant Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten (10) days’ written notice to the Corporation, provided that: (i) the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Warrant Agent’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

11.18	Privacy Laws

The Parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither Party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the Parties can rely or are not required under the Privacy Laws. The Warrant Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Warrant Agent agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

11.19	Third Party Interests

Each Party to this Indenture hereby represents to the Warrant Agent that any account to be opened by, or interest to held by, the Warrant Agent in connection with this Indenture, for or to the credit of such Party, either: (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case the Corporation hereto agrees to complete and execute forthwith a declaration in the Warrant Agent’s prescribed form as to the particulars of such third party.

11.20	Authority to Carry on Business

The Warrant Agent represents to the Corporation that it is authorized to carry on the business of a trust company in the Province of Ontario.

ARTICLE 12
ACCEPTANCE OF TRUSTS BY WARRANT AGENT

12.1	Acceptance

The Warrant Agent hereby accepts the trusts in this Indenture declared and provided and agrees to perform the same upon the terms and conditions set forth herein.

ARTICLE 13
GENERAL

13.1	Notice to the Corporation and the Warrant Agent

(a)

Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation and to the Warrant Agent shall be in writing and may be given by mail, or by facsimile (with original copy to follow by mail) or by personal delivery and shall be addressed as follows:

if to the Warrant Agent:

CIBC Mellon Trust Company
c/o Canadian Stock Transfer Company Inc.
Client Services
320 Bay Street
P.O. Box
Toronto, Ontario M5H 4A6
Facsimile: 1 (877) 715-0494

if to the Corporation:

Energy Fuels Inc.
2 Toronto Street, Suite 500
Toronto, Ontario M5C 2B6
Attention: Chief Financial Officer
Facsimile: (416) 214-2810

and shall be deemed to have been received, if delivered or sent by courier, on the date of delivery or, if mailed, on the fifth (5th ) Business Day following the date of the postmark on such notice. Any delivery made or sent by facsimile on a day other than a Business Day, or after 5:00 p.m. (Toronto time) on a Business Day, shall be deemed to be received on the next following Business Day.

(b)

The Corporation or the Warrant Agent, as the case may be, may from time to time give notice in the manner provided in subsection 13.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture. A copy of any notice of change of address of the Corporation given pursuant to this subsection 13.1(b) shall be sent to the principal transfer office of the Warrant Agent in the City of Toronto, Ontario and shall be available for inspection by Warrantholders during normal business hours.

(c)

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to an officer of the Party to which it is addressed or if it is delivered to such Party at the appropriate address provided in subsection 13.1(a) by telecopy or other means of prepaid, transmitted, recorded communication and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to such officer or if delivered by telecopy or other means of prepaid, transmitted, recorded communication, on the first (1st ) Business Day following the date of the sending of such notice by the Person giving such notice.

13.2	Time of the Essence

Time is of the essence in this Indenture.

13.3	Counterparts and Formal Date

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the date hereof.

13.4	Satisfaction and Discharge of Indenture

Upon the earlier of: (a) the date by which all the Warrant Certificates thereto certified hereunder have been delivered to the Warrant Agent for exercise or destruction; or (b) the expiration of the Exercise Period, this Indenture, except to the extent that Common Shares and certificates therefore have not been issued and delivered hereunder or the Warrant Agent or the Corporation has not performed any of their obligations hereunder, shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Warrant Agent of the fees and other remuneration payable to the Warrant Agent, shall execute proper instruments acknowledging satisfaction of and discharging of this Indenture.

13.5	Provisions of Indenture and Warrant Certificates for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or the Warrant Certificates, expressed or implied, shall give or be construed to give to any Person other than the Parties hereto and the holders of the Warrant Certificates any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Parties hereto and the Warrantholders.

13.6	Force Majeure

Neither of the Parties hereto shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 13.6.

13.7	Common Shares or Warrants Owned by the Corporation or its Subsidiaries - Certificates to be Provided

For the purpose of disregarding any Warrants owned legally or beneficially by the Corporation or any Subsidiary or any other Affiliate of the Corporation, the Corporation shall provide to the Warrant Agent, from time to time, a certificate of the Corporation setting forth as at the date of such certificate:

(a)

the names (other than the name of the Corporation) of the registered holders of Common Shares which, to the knowledge of the Corporation, are owned by or held for the account of the Corporation or any Subsidiary or any other Affiliate of the Corporation; and

(b)	the number of Warrants owned legally and beneficially by the Corporation or any Subsidiary or any other Affiliate of the Corporation,

and the Warrant Agent in making any determinations in such regard shall be entitled to rely on such certificate.

[Intentionally Left Blank]

IN WITNESS WHEREOF the Parties hereto have executed this Indenture as of the date first written above.

ENERGY FUELS INC.

Per:	(Signed) “Graham Moylan”
Chief Financial Officer

CIBC MELLON TRUST COMPANY

Per:	(Signed) “Pat Lee”
Authorized Signatory

Per:	(Signed) “T. Taccogna”
Authorized Signatory

S-1

SCHEDULE “A”
FORM OF WARRANT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE OCTOBER 14, 2013.

THE SECURITIES REPRESENTED HEREBY ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

[The following Legend will be included on a Global Certificate deposited with CDS]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO ENERGY FUELS INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION, TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDERS HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANY OTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.]

[The following Legend will be placed on all Warrant Certificates issued to Non-U.S. Persons and on a Global Certificate deposited with CDS]

[THE HOLDER HEREOF, BY PURCHASING THIS WARRANT, AGREES FOR THE BENEFIT OF THE CORPORATION THAT THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY, OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES, UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND ALL APPLICABLE STATE SECURITIES LAWS IS AVAILABLE. THE TERMS “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.]

[The following Legend will be placed on all Warrant Certificates issued to U.S. Persons]

[THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, AGREES FOR THE BENEFIT OF ENERGY FUELS INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, AFTER THE HOLDER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

THIS WARRANT AND THE SHARES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR PERSON IN THE UNITED STATES AND THE UNDERLYING SHARES MAY NOT BE DELIVERED WITHIN THE UNITED STATES UNLESS THE WARRANT AND THE UNDERLYING SHARES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE, AND THE HOLDER HAS DELIVERED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY TO SUCH EFFECT. “UNITED STATES” AND “U.S. PERSON” ARE USED HEREIN AS SUCH TERMS ARE DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.]

ENERGY FUELS INC.

[CUSIP: ●]
[ISIN: ●]

NO. _______________________	_______________________ WARRANTS

COMMON SHARE PURCHASE WARRANTS

THIS IS TO CERTIFY THAT for value received _______________________, the registered holder hereof is entitled for each whole Warrant represented hereby to purchase one fully paid and non-assessable common share (“Common Share”) in the capital of Energy Fuels Inc. (the “Corporation”) at a price per share of Cdn. $0.19, subject to adjustment as hereinafter referred to.

Such right to purchase may be exercised by the registered holder hereof at any time on the date of issue hereof up to and including 5:00 p.m. (Toronto time) on June 15, 2015 (the “Time of Expiry”) by surrender of this Warrant Certificate to CIBC Mellon Trust Company (the “Warrant Agent”) at the transfer office of the Warrant Agent in Toronto, Ontario, together with the subscription form attached hereto duly executed and completed for the number of Common Shares which the holder hereof is exercising its right to purchase and the purchase price of such Common Shares as herein provided.

This Warrant Certificate and such payment shall be deemed not to have been surrendered and made except upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office specified above.

The purchase price of Common Shares subscribed for hereunder shall be paid by certified cheque, money order or bank draft in lawful money of Canada payable to the order of the Corporation at par in the city where this Warrant Certificate is delivered.

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the subscription form at their respective addresses specified therein or, if so specified in such subscription form, delivered to such persons at the office where the applicable Warrant Certificate was surrendered, when the transfer registers of the Corporation have been open for five (5) Business Days after the due surrender of such Warrant Certificate and payment as aforesaid. In the event of a purchase of a number of Common Shares fewer than the number which can be purchased pursuant to this Warrant Certificate, the holder shall be entitled to receive without charge a new Warrant Certificate in respect of the balance of such Warrants.

This Warrant Certificate and other Warrant Certificates are issued under and pursuant to a certain warrant indenture (herein referred to as the “Indenture”) dated June 13, 2013 between the Corporation and the Warrant Agent, to which Indenture and any instruments supplemental thereto reference is hereby made for a description of the terms and conditions upon which such Warrant Certificates are issued and are to be held all to the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth, to all of which provisions the holder of this Warrant Certificate by acceptance hereof assents. In the event of any inconsistency between the terms set forth in this Warrant Certificate and the terms of the Warrant Indenture, the terms of the Warrant Indenture shall govern. The Corporation will furnish to the holder of this Warrant Certificate, upon request and without charge, a copy of the Indenture.

Subject to the Corporation’s right to purchase the Warrants under the Indenture and to any restriction under applicable law or policy of any applicable regulatory body, the Warrants and Warrants Certificates and the rights thereunder shall only be transferable by the registered holder hereof in compliance with the conditions prescribed in the Indenture and the due completion, execution and delivery of a Transfer Form (as attached hereto) in accordance with the terms of the Indenture.

Neither the Warrants evidenced by this Warrant Certificate nor the Common Shares issuable upon the exercise hereof have been or will be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and may not be offered or sold to, or for the account or benefit of, a person in the United States, or a “U.S. Person” (as defined in Regulation S under the 1933 Act), except pursuant to an exemption from registration under the 1933 Act and applicable state securities laws. The Warrants may not be exercised in the United States or by or for the account or benefit of a U.S. Person or a person in the United States, except pursuant to an exemption from the registration requirements of the 1933 Act and applicable state securities laws. Compliance with the securities laws of any jurisdiction is the responsibility of the holder of this Warrant Certificate or its transferee.

The holding of this Warrant Certificate shall not constitute the holder hereof a holder of Common Shares nor entitle the holder to any right or interest in respect thereof.

The Indenture provides for adjustment in the number of Common Shares to be delivered upon the exercise of the right of purchase hereby granted and to the Exercise Price in certain events therein set forth.

The Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by Warrantholders holding a specified percentage of Warrants outstanding.

The holder of this Warrant Certificate may at any time up to and including the Time of Expiry upon the surrender hereof to the Warrant Agent at its transfer office in Toronto, Ontario and payment of any charges provided for in the Indenture, exchange this Warrant Certificate for other Warrant Certificates entitling the holder to subscribe in the aggregate for the same number of Common Shares as is expressed in this Warrant Certificate.

This Warrant Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by the Warrant Agent for the time being under the Indenture.

Nothing contained herein or in the Indenture shall confer any right upon the holder hereof or any other person to subscribe for or purchase any Common Shares of the Corporation at any time subsequent to the Time of Expiry. After the Time of Expiry this Warrant Certificate and all rights thereunder shall be void and of no value.

Time is of the essence hereof.

IN WITNESS WHEREOF this Warrant Certificate has been executed on behalf of Energy Fuels Inc. as of the _______day of _______________________, 20_____.

ENERGY FUELS INC.

By: ______________________________________________

Countersigned:

CIBC MELLON TRUST COMPANY

Dated: ______________________________________________	By: ______________________________________________

EXHIBIT 1

FORM OF DECLARATION FOR REMOVAL OF LEGEND – COMMON SHARES

To:	CIBC MELLON TRUST COMPANY (the “Warrant Agent” and the “Transfer Agent”)

510 Burrard Street, 2nd Floor, Vancouver, BC V6C 3B9

And To:	ENERGY FUELS INC. (the “Company”)

The undersigned is the holder of __________________________common shares of the Company (the “Shares”), evidenced by certificate no(s). ______________________________, which are “restricted shares” (as defined in Rule 144 under the United States Securities Act of 1933 (the “1933 Act”)) and may not be offered or sold by the undersigned unless the Shares are registered under the 1933 Act or the offer and sale is made pursuant to an available registration exemption. The share certificate(s) has (have) a legend (the “Restrictive Legend”) referring to the 1933 Act and such resale restrictions.

The undersigned understands that Rule 904 of Regulation S under the 1933 Act contains an exemption for “offshore resales” of securities notwithstanding that the Shares are “restricted shares”. Accordingly, the undersigned intends to sell the Shares pursuant to Rule 904 and hereby requests the Company facilitate such offer and sale by removing the Restrictive Legend so that the Shares may be deposited with a registered broker-dealer (the “Broker”).

In order to induce the Company to remove the Restrictive Legend, the undersigned agrees that (i) any sale of the Shares into the public markets while they remain “restricted shares” will be made solely in an “offshore resale” pursuant to the requirements of Rule 904, (ii) the Broker will maintain custody of the certificate(s) representing the Shares and (iii) if the undersigned directs the Broker to deliver out such certificate(s) other than pursuant to an “offshore resale”, or the intended sale has not occurred within 30 days of the undersigned’s signing of this certification, such certificate(s) will first be returned to the Transfer Agent for re-imposition of the Restrictive Legend and the undersigned will pay any fee imposed by the Transfer Agent for performing this service. The undersigned represents and warrants to the Company, the Transfer Agent and their agents that:

1.	the undersigned is not an “affiliate” (as defined in Rule 405 under the 1933 Act) of the Company;

2.

the sale of the Shares will be executed in, on or through the facilities of the TSX Venture Exchange or Toronto Stock Exchange or another “designated offshore securities market” (as defined in Regulation S) and neither the undersigned nor any person acting on its behalf will know that the transaction has been pre-arranged with a buyer in the United States;

3.

neither the undersigned nor any affiliate of the undersigned nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” (as defined in Regulation S) in connection with the offer and sale of the Shares;

4.	the sale will be bona fide and not for the purpose of “washing off” the Restrictive Legend;

5.	the undersigned does not (i) have a “short position” in the securities being sold, nor (ii) intend to replace the Shares with fungible unrestricted shares of the Company; and

6.

the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act.

The undersigned understands that the Company, the Warrant Agent, the Transfer Agent and others are relying upon the representations contained in this declaration and agrees their counsel shall be entitled to rely upon the representations, warranties and covenants contained in this Certification to the same extent as if it had been addressed to them.

By: ______________________________________________	Date: ______________________________________________
Signature

Name (please print) ______________________________________________

SCHEDULE “B”
SUBSCRIPTION FORM

TO:	CIBC Mellon Trust Company
199 Bay Street
Toronto, Ontario M5L 1G9
Attention: Corporate Restructures

The undersigned registered holder of the within Warrant Certificate, subject to that certain warrant indenture (the “Indenture”) dated as of June 13, 2013 between Energy Fuels Inc. and CIBC Mellon Trust Company, as Warrant Agent, hereby:

(a)

subscribes for __________________________common shares (“Common Shares”) (or such number of Common Shares or other securities or property to which such subscription entitles the undersigned in lieu thereof or in addition thereto under the Indenture) of Energy Fuels Inc. at the price per share of Cdn. $0.19 (or such adjusted price which may be in effect under the provisions of the Indenture) and in payment of the exercise price encloses a certified cheque, money order or bank draft, in any case in lawful money of Canada payable at par to CIBC Mellon Trust Company; and

(b)	delivers herewith the above-mentioned Warrant Certificate entitling the undersigned to subscribe for the above-mentioned number of Common Shares.

The undersigned hereby directs that the said Common Shares be registered as follows:

Name(s) in full	Address(es) (including Postal Code)	Number(s) of Common Shares

The undersigned represents that it has had access to such current public information concerning Energy Fuels Inc. as it considered necessary in connection with its investment decision, and understands that the securities issuable upon exercise hereof have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws.

The undersigned represents, warrants and certifies as follows (one of the following must be checked):

A	[ ]

The undersigned holder: (i) at the time of exercise of this Warrant is not in the United States; (ii) is not a “U.S. person” as defined in Regulation S under the U.S. Securities Act and is not exercising this Warrant for the account or benefit of any “U.S. person” or a person in the United States; (iii) did not execute or deliver this subscription form for the Warrant in the United States and was not a “U.S. person” when the Warrant was acquired; and (iv) was not in the United States or a “U.S. person” at the time the Warrants were offered to the undersigned.

B	[ ]

An exemption from registration under the U.S. Securities Act and any applicable state securities law is available, and attached hereto is an opinion of counsel to such effect, it being understood that any opinion of counsel tendered in connection with the exercise of Warrants must be in form and substance satisfactory to the Corporation.

C	[ ]

The undersigned (i) is an original purchaser of the attached common share purchase warrant, (ii) is exercising the common share purchase warrants solely for its own account or for the account another “Accredited Investor” (as defined in Rule 501(a) of Regulation D under the U.S. Securities Act (a “U.S. Accredited Investor”); (iii) each of the holder and such other person, if any, was a U.S. Accredited Investor on the date the common share purchase warrants were acquired in the such private placement and is a U.S. Accredited Investor on the date of exercise of the common share purchase warrants. The representation, warranties and covenants set forth in the written purchaser’s letter for the purchase of units from the Corporation continue to be true and correct.

The undersigned holder understands that unless Box A is checked, the certificate representing the Common Shares will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

The undersigned holder understands that unless Box A is checked, the certificate representing the Common Shares and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, AGREES FOR THE BENEFIT OF ENERGY FUELS INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, AFTER THE HOLDER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

THIS WARRANT AND THE SHARES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR PERSON IN THE UNITED STATES AND THE UNDERLYING SHARES MAY NOT BE DELIVERED WITHIN THE UNITED STATES UNLESS THE WARRANT AND THE UNDERLYING SHARES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE, AND THE HOLDER HAS DELIVERED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY TO SUCH EFFECT. “UNITED STATES” AND “U.S. PERSON” ARE USED HEREIN AS SUCH TERMS ARE DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”

DATED this _______day of _______________________, 20_______.

Signature of Subscriber guaranteed by:

(Signature of Subscriber)

(Print Name of Subscriber*)

(Address of Subscriber in full)

(*The name of the Subscriber must correspond with the name upon the face of the certificate in every particular and the Corporation reserves the right to require reasonable assurance that such signature is genuine and effective.)

Instructions

1.

The registered holder may exercise its right to receive Common Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised along with a certified cheque, money order or bank draft in lawful money of Canada payable to the order of the Corporation at par in an amount equal to the Exercise Price applicable at the time of such surrender in respect of each Common Share which the Warrantholder desires to acquire (being not more than those which the Warrantholder is entitled to acquire pursuant to the Warrants represented by the Warrant Certificate so surrendered) to CIBC Mellon Trust Company, at its office at Toronto, Ontario.

2.	The certificates will be mailed by registered mail to the address appearing in this Subscription Form.

3.

If Common Shares are issued to a person other than the registered Warrantholder, the signature of the holder must be guaranteed by a Canadian Schedule 1 Chartered Bank or by a medallion signature guarantee from a member of a recognized signature medallion guarantee program and the Transfer Form must be completed.

4.

If the subscription form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Corporation.

SCHEDULE “C”
TRANSFER FORM

NOTE: TRANSFERS MAY ONLY BE MADE IN ACCORDANCE WITH APPLICABLE LAW.

FOR value received I/we hereby sell, assign, and transfer unto:

(Name of Transferee)

(Address of Transferee)

(Social Insurance Number)

Warrants of
(Quantity & Class)

Energy Fuels Inc. (the “Corporation”)

represented by:
(List Certificate Number(s))

and the undersigned hereby irrevocably constitutes and appoints:

(Leave Blank)

the attorney to transfer the said Warrants on the books of the Corporation with full power of substitution in the premises.

THE UNDERSIGNED TRANSFEROR HEREBY CERTIFIES AND DECLARES that the Warrants are not being offered, sold or transferred to, or for the account or benefit of, a U.S. Person (as defined in Regulation S under the U.S. Securities Act of 1933 as amended (the “1933 Act”)) or a person within the United States unless registered under the 1933 Act and any applicable state securities laws or unless an exemption from such registration is available.

DATED this _______day of _______________________, 20_______.

Signature Guaranteed By:
(Signature of Warrantholder)

C-1

(Name of Warrantholder, Please Print)

(Capacity of Authorized Representative)

Instructions:

1.	The signature on this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or change whatever.

2.

The signature must be guaranteed by a Canadian Schedule 1 Chartered Bank or by a member firm of an acceptable Medallion Signature Guarantee Program (STAMP, SMP, MSP). The stamp must bear the words “Signature Medallion Guaranteed”.

3.

In the USA, signature guarantees must be done by members of a Medallion Signature Guarantee Program only. Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

C-2